EXHIBIT 21

                        SUBSIDIARIES OF THE REGISTRANT

    Santa Fe Energy Resources, Inc. has 30 wholly-owned subsidiaries, all of which are engaged in the exploration for and development and production of oil and natural gas. Seven subsidiaries conduct operations in the United States and 23 subsidiaries conduct operations in foreign areas.